ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 3, 2021	Kathleen M. Nichols T +1 617 854 2418 kathleen.nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re: Impact Shares Trust I: File Nos. 333-221764 and 811-23312

      Post-Effective Amendment No. 19 to the Registration Statement

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Impact Shares Trust I (the “Registrant”), and pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), we are filing by electronic submission via EDGAR Post-Effective Amendment No.19 to the Registrant’s Registration Statement under the 1933 Act and Amendment No.22 under the 1940 Act on Form N-1A (the “Amendment”).

The Amendment is being filed for registration of Impact Shares MSCI Global Climate Select ETF as a new series of the Registrant and relates only to the Impact Shares MSCI Global Climate Select ETF.

Pursuant to the provisions of Rule 485(a)(2) under the 1933 Act, it is intended that this Amendment become effective seventy-five days after filing.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 854-2418.

Sincerely,
/s/ Kathleen M. Nichols
Kathleen M. Nichols, Ropes & Gray LLP

cc:	Brian D. McCabe, Ropes & Gray LLP